TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

December 15, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34676

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release, dated December 15, 2005.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

FILE NO. 82-34876

TRILOGY ENERGY TRUST

RECEIVED DEC 28 2005 192 SECTION PROCESSING

TRILOGY ENERGY TRUST
Calgary, Alberta

December 15, 2005

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES DECEMBER DISTRIBUTION AND SPECIAL YEAR END DISTRIBUTION

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) announces that its regular monthly cash distribution for December 2005 will be $0.25 per Trust Unit. The distribution is payable on January 16, 2006 to unitholders of record on December 31, 2005. The ex-distribution date is December 28, 2005. The Trust expects to make monthly distributions of $0.25 per Trust Unit for the foreseeable future, assuming current commodity price forecasts for petroleum and natural gas prices and based on current production estimates.

The Trust also announces that a special year end distribution of $0.55 per Trust Unit will be paid on January 16, 2006 to unitholders of record on December 31, 2005. The special distribution is being paid to such unitholders with the intention that the Trust's distributions for 2005 will be at least equal to the Trust's taxable income for 2005, as required by the Trust's Indenture. The ex-distribution date for the special distribution is December 28, 2005.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focussed Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains forward-looking statements relating to distributions to be paid by the Trust and the amount and timing thereof. Such forward-looking statements are based on assumptions regarding, among other things, petroleum and natural gas prices, production, royalties and expenses which, although considered reasonable by TET at the time of preparation, may prove to be incorrect. These assumptions involve a number of risks and uncertainties. Actual results could differ materially as a result of changes in TET's plans or commodity prices, production, development and operating performance and other risks associated with oil and gas operations, in respect of both the special distribution and future distributions, and also as a result of general economic, market, regulatory and business conditions in respect of future distributions. There is no guarantee by TET that the amount of the special distribution or future distributions or the time of payment of such distributions will be as expected. Readers are cautioned that the foregoing list of important factors is not exhaustive. The

forward-looking statements contained in this press release are made as of the date hereof and TET undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915